ARNALL GOLDEN GREGORY LLP
                            2800 ONE ATLANTIC CENTER
                           1201 WEST PEACHTREE STREET
                           ATLANTA, GEORGIA 30309-3450

                                                      Direct phone: 404.873.8688
                                                        Direct fax: 404.873.8689
                                                       E-mail: joe.alley@agg.com
                                                                     www.agg.com
February 28, 2002

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Mr. Steve Duvall

Re: Application for Withdrawal of Registration Statement on Form S-3 File No. 333-76924

Ladies and Gentlemen:

In accordance with Rule 477(a) promulgated under the Securities Act of 1933, as amended, our client, PRG-Schultz International, Inc. (the "Registrant"), hereby requests immediate withdrawal of its Registration Statement on Form S-3, File No. 333-76924, together with all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on January 18, 2002.

The Registrant is requesting such withdrawal because the selling security holders named in the Registration Statement have sold the securities whose resale was to be registered under the Registration Statement in a private transaction. The Registration Statement was not declared effective by the Commission, and no securities were sold under the Registration Statement.

The Registrant further requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The filing fee of $2,367.25 for the Registration Statement was paid by electronic wire transfer to the account of the Securities and Exchange Commission at the time of the initial filing, and the Registrant understands that, pursuant to Rule 457(p) of the Act, such fee may be offset against the total filing fee(s) due for subsequent registration statements filed by the Registrant prior to January 18, 2007

Upon the grant of the Commission's consent to the requested withdrawal of the Registration Statement, please return a dated copy of the order granting such withdrawal to the undersigned by facsimile at (404) 873-8689.

Securities and Exchange Commission
Division of Corporate Finance
February 28, 2002
Page 2


If you have any questions regarding the foregoing application for withdrawal, please contact me at (404) 873-8688 or Anthony L. Duncan at (404) 873-8150. Thank you for your time and assistance.

Sincerely,

ARNALL GOLDEN GREGORY LLP


/s/ B. Joseph Alley, Jr.
B. Joseph Alley, Jr.
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